Momentus Inc.
3901 N. First Street
San Jose, California 95124
(650) 564-7820

November 1, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Sarah Sidwell

Re:
Momentus Inc.
Registration Statement on Form S-1
Filed on October 18, 2024
File No. 333-282724

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Momentus Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above, as amended by that certain Amendment No. 1 to Registration Statement on Form S-1, filed by the Company on November 1, 2024, be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Tuesday, November 5, 2024, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Company’s legal counsel, at (615) 244-2582, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,
MOMENTUS INC.
By:	/s/ Paul Ney
Name: Paul Ney
Title: Chief Legal Officer and Corporate Secretary

cc:
Stephen Hinton, Bradley Arant Boult Cummings LLP